Exhibit 99.3
Q6 Cyber Joins NICE Actimize’s X-Sight Marketplace, the Industry’s
First Financial Crime Management Ecosystem

Partnering with the X-Sight Marketplace, Q6 Cyber will offer e-crime intelligence that proactively identifies and prevents fraud, data theft, and other financial crimes

Hoboken, N.J., October 7, 2019 – Helping financial services organizations keep up with a changing market landscape, NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that Q6 Cyber, a leading provider of e-crime intelligence, has joined the X-Sight Marketplace, the industry’s first financial crime risk management-focused ecosystem designed to assist financial services organizations evaluate new point solutions and move to stay on top of a challenging regulatory and criminal environment.

The X-Sight Marketplace leverages the X-Sight Platform-as-a-Service and further expands the functionality offered by the platform. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial service organizations to rapidly innovate and introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

Q6 Cyber’s cutting-edge proprietary technology monitors the "Digital Underground" - a vast universe of online sites, marketplaces, communities, and forums where hackers, fraudsters, and cybercriminals operate and interact. The company’s 24x7 coverage includes not only the DarkWeb and DeepWeb, but also malware networks, botnets, and other cybercrime infrastructure. Led by veterans of leading intelligence agencies with decades of experience in the dark corners of cyberspace, Q6 Cyber delivers timely, targeted, and actionable intelligence that enables financial institutions to substantially reduce fraud losses, data breaches, and other financial crimes.

Innovative technology and intelligence providers such as Q6 Cyber that partner with NICE Actimize’s X-Sight Marketplace ecosystem are reviewed for their ability to complement financial crime and compliance solutions. Once approved, software and service providers become available to the NICE Actimize community via the X-Sight Marketplace. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

Integrating intelligence from Q6 Cyber into NICE Actimize Integrated Fraud Management Platform, IFM-X, helps financial service organizations build a wider threat intelligence model to prevent more fraud and provide a good customer experience. Use cases include optimizing fraud detection models with newly discovered attack vectors, proactively updating authentication processes for known compromised entities and improving Common Point of Purchase (Compromise) detection.

“Q6 Cyber is excited to develop this partnership with NICE Actimize as we bring our proactive e-crime intelligence solution and proven business value to financial services organizations and others looking to bolster security and anti-fraud capabilities,” said Eli Dominitz, Founder and Chief Executive Officer, Q6 Cyber. “There is strong synergy and alignment between the industry-leading financial crime solutions and platforms that NICE Actimize offers its community with our own philosophy. With cybercrime on the rise, this is a perfect opportunity to help the financial community protect both its own and its customers’ assets. We look forward to building our presence within this innovative community platform.”

“We are excited that Q6 Cyber shares our common goal of fighting financial crime through the benefits of a marketplace ecosystem and is partnering with us to introduce its unique e-crime intelligence expertise to our X-Sight Marketplace community,” said Craig Costigan, CEO, NICE Actimize. “By connecting via a cloud environment, community participants will experience a quicker time to value and minimized integration cost as they evaluate new solutions for their financial services organizations.”

Additional categories that will be added to NICE Actimize’s X-Sight Marketplace from other partner participants will include ID Verification, Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional partners will be announced as the X-Sight Marketplace grows.

About Q6 Cyber
Based in Miami and Tel Aviv, Q6 Cyber is an innovative e-crime intelligence company. Q6 Cyber comprehensively monitors the "Digital Underground" (including the DarkWeb, DeepWeb, cybercriminal and fraudster marketplaces, communities, and networks) to spot relevant threats before they materialize into fraud losses or damaging breaches. The company’s targeted and actionable intelligence has been proven to deliver high ROI to enterprise customers around the world. Q6 Cyber is led by seasoned professionals with decades of experience in US and Israeli intelligence and law enforcement agencies. Learn more at www.q6cyber.com/.

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.